Mail Stop 3561

November 1, 2007

Ms. Zhou Hui
Chief Accountant
Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
2C, Fuxingmennan Street
Xicheng District, Beijing
People's Republic of China

> **Re: Huaneng Power International, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **Response Letter Dated October 12, 2007**
> **File No. 1-13314**

Dear Ms. Hui:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief